Exhibit 12

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
(in millions of dollars)

	For the Nine Months Ended November 30,				For the Fiscal Years Ended February 28,					For the Fiscal Year Ended	For the Fiscal Year Ended
	2011		2010		2011		2010		2009	February 29, 2008	February 28, 2007

Earnings:
Income (loss) before income taxes	$453.5		$444.0		$551.0		$259.3		$(106.8)	$(440.6)	$535.3

Plus fixed charges	142.9		157.9		208.3		286.0		342.0	368.2	288.6

Less interest capitalized	--		(0.3)		(0.3)		(0.4)		(3.7)	(2.6)	(2.6)

Earnings, as adjusted	$596.4		$601.6		$759.0		$544.9		$231.5	$(75.0)	$821.3

Fixed Charges:
Interest on debt and capitalized leases, amortization of debt issuance costs, and amortization of discount on debt (b)	$138.3		$151.8		$200.5		$277.5		$334.1	$360.6	$282.2

Interest element of rentals	4.6		6.1		7.8		8.5		7.9	7.6	6.4

Total fixed charges	142.9		157.9		208.3		286.0		342.0	368.2	288.6

Preferred stock dividends, adjusted to a pretax equivalent basis	--		--		--		--		--	--	7.9

Combined fixed charges and preferred stock dividends	$142.9		$157.9		$208.3		$286.0		$342.0	$368.2	$296.5

Ratio of Earnings to Fixed Charges (c)	4.2	x	3.8	x	3.6	x	1.9	x	--	--	2.8	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (c)	4.2	x	3.8	x	3.6	x	1.9	x	--	--	2.8	x

(a)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income (loss) before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized.  “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.  “Preferred stock dividends” consist of income before taxes that was required to pay the dividends on the Company’s previously outstanding Series A mandatory convertible preferred stock.

(b)
The Company adopted the Financial Accounting Standards Board’s guidance for accounting for uncertainty in income taxes on March 1, 2007.  The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense.  The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends.

(c)
For the years ended February 28, 2009, and February 29, 2008, earnings were inadequate to cover fixed charges.  The Company would have needed to generate additional earnings of $110.5 million and $443.2 million for the years ended February 28, 2009, and February 29, 2008, respectively, to achieve a coverage ratio of 1.0 to 1.0 for these periods.